Exhibit 12

EL PASO NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Six Months Ended June 30,
	2009	2008
Earnings
Pre-tax income	$113	$118
Fixed charges	46	46
Totals earnings available for fixed charges	$159	$164

Fixed charges
Interest and debt costs	$46	$46

Ratio of earnings to fixed charges	3.5	3.6

For purposes of computing these ratios, earnings means pre-tax income before:
- fixed charges;
less
- allowance for funds used during construction, which was not material for the six months ended June 30, 2009 and 2008.

Fixed charges means the sum of the following:
- interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor, which was not material for the six months ended June 30, 2009 and 2008.